

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2024

Sheldon Vanderkooy
Chief Financial Officer
Triple Flag Precious Metals Corp.
TD Canada Trust Tower
161 Bay Street, Suite 4535
Toronto, Ontario, Canada M5J 2S1

   Re: Triple Flag Precious Metals Corp.
     Form 40-F for the Fiscal Year Ended December 31, 2023
     File No. 001-41484

Dear Sheldon Vanderkooy:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Real Estate & Construction

cc: Christopher Bornhorst